Exhibit 99.1

Provident Announces February Cash Distribution, 2009 Annual Results Release Date and Provides 2009
Canadian and U.S. Tax Reporting Information

News Release 02-10
February 12, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that its February cash distribution of $0.06 per unit is payable on March 15, 2010 and will be paid to unitholders of record on February 22, 2010. The ex-distribution date will be February 18, 2010. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on February 11, 2010 of $8.47, Provident’s yield is approximately 8.5 percent.

For unitholders receiving their distribution in U.S. funds, the February 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9503. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident plans to release its 2009 fourth quarter interim and audited 2009 annual financial statements and operating results after markets close on March 11, 2010.

2009 Canadian Unitholder Tax Information

Provident has determined that for taxable Canadian unitholders, distributions paid in 2009 are to be 100 percent taxable as “other income” with no tax deferred return of capital.

Canadian unitholders holding their Provident investment in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF) or Deferred Profit Savings Plan (DPSP) should not report any income related to distributions on their 2009 income tax return.

Unitholders that hold their units outside such plans and received distributions for the year ended December 31, 2009 should receive a T3 Supplementary Information slip (T3), post marked on or prior to March 31, 2010. Provident’s Canadian registered unitholders should receive a T3 from Provident’s transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident’s transfer agent.

2009 U.S. Unitholder Tax Information

Provident is treated as a corporation for U.S. federal income tax purposes. As a corporation, Provident’s distributions to U.S. unitholders may be “qualified dividends” as determined under the U.S. Internal Revenue Code.

Provided the distributions received by U.S. resident unitholders in 2009 are considered to be qualified dividends as noted above, 100 percent of the distributions should be reported as “qualified dividends” with no tax deferred return of capital.

To assist with the preparation of 2009 U.S. tax information, non-registered U.S. unitholders should receive a Form 1099-DIV from their broker or intermediary. Provident’s transfer agent Computershare Trust Company will issue a Form 1099-DIV to all registered U.S. unitholders.

The full amount of distributions paid to non-residents of Canada is subject to a minimum 15 percent Canadian withholding tax that is withheld prior to distributions being paid to unitholders. Where trust units are held outside a qualified retirement account, the full amount of all withholding tax may be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes. Information regarding the amount of Canadian tax withheld in 2009 should be determined from your own records and is not available from Provident.

Tax information pertaining to 2009 and prior years is available on Provident’s website at:  http://www.providentenergy.com/investor/taxinfo.cfm.

The summary contained in this news release is of a general nature only and does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

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